Mr. Joseph Klinko US Securities and Exchange Commission 100 F. Street, NE Washington, DC 20549	Shell Oil Company Legal 60 Mariner Beach Lane Indian River Shores, Florida 32963 United States of America Tel +1 713 241-3564 Email joseph.babits@shell.com Internet http://www.shell.com

August 29, 2016

Re: Comment Letter to Royal Dutch Shell plc date August 16, 2016

Dear Mr. Klinko,

As discussed, Royal Dutch Shell expects to respond to your comment letter dated August 16, 2016 by September 16, 2016.

Sincerely,

/s/ Joseph Babits

Joseph Babits

Associate Counsel

Shell Oil Company

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